January 27, 2026

Patrick Mooney
Chief Executive Officer
SpyGlass Pharma, Inc.
27061 Aliso Creek Rd.
Suite 100
Aliso Viejo, CA 92656

       Re: SpyGlass Pharma, Inc.
           Registration Statement on Form S-1
           Filed January 16, 2026
           File No. 333-292779
Dear Patrick Mooney:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Exhibits

1. We note Article 9.5 of your Form of Amended and Restated Bylaws to be in effect upon completion of the offering, filed as Exhibit 3.4, does not expressly address claims arising under the Exchange Act. It applies to derivative actions and provides the federal district court for the District of Delaware as the exclusive forum if the Court of Chancery of the
       State of Delaware does not have jurisdiction. We note your disclosure on pages 73 and
       187 says "[t]his provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder." Please revise to reconcile your disclosure with your Bylaws, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 27, 2026
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ben Capps, Esq.